
KNOWTIFY
REACHING THOSE WHO MATTER

INVEST IN **KNOWTIFY, INC.**

Knowtify is a unique death notification app, reaching those who matter.

LEAD INVESTOR

Anthony Standberry Mr Anthony Standberry

I have known André for many years and totally believe in this product, but not only because of the vision and thought behind it, but also personally. I have been in the unfortunate position of losing people who were very close to me, and in an instant, I had my world turned upside down. I was forced to deal with all of the circumstances Knowtify assists with, but without the aid of what I believe to be an amazing app. I truly understand the need for an app like this and its place in the market, which makes it an honor to be a part of and lead this campaign. This app solves a common problem and is being developed for the people. The Knowtify team has worked diligently to create a tool that should be around for many years to come.

Invested $50,000 this round

theknowtifyapp.com Temple GA

Highlights

1. Knowtify is a unique death notification app.

2. Sustainability through global expansion, sister apps (Knowtify Suite) and estate planning tools.

3. Aims to solve a common problem, and is even necessary during economic instability.

4. Targets a wide target demographic.

Our Team



KNOWTIFY

Andre McDow CEO & FOUNDER

I completed my first Spartan Run after being out of training for the 4 months, prior to the race. The day of the race, I was going to drop out, but was "inspired" to go for it. I WAS NOT prepared. Extremely grueling, but rewarding. I don't quit.

There are 5 gentlemen, I call brothers. who I have known for 31 years. We served as kids in the U.S. Navy and grew up together. One day I realized that if I died, they would forever wonder what happened to me, because no one knows they exist. This is a common occurrence, especially for our people in service. Knowtify corrects that.



Ericka Y. Slaton V.P. Branding & Marketing

My most impressive accomplishment is building a business, while raising 4 kids.



Brian Williams V.P. Operations

Along with having a happy household, I would also have to add that I streamlined over 50 processes, for a total of 1200 hours of loss time per unit, equaling over 3M in savings per year.



Fred Gold Board Member

My most impressive accomplishment, I would say, is surviving the streets of Watts/Compton, CA and earning my college degree. That alone has afforded me any and all successes. We weren't supposed to survive. Not only did I survive, but I thrive.



N. Leigh McDow Board Member

Beginning at 8-years old, I was tasked with raising my siblings, some of them older than me, when my parents were unable to.

Pitch


KNOWTIFY APP
REACHING THOSE WHO MATTER
Pitch Deck

Death Robs Us of More Than Life

- For:
  - Loved Ones - When not informed in a timely manner, or left out, they are robbed of the opportunity for closure and celebration of their loved one's life

of the opportunity for closure and celebration of their loved one's life.

- The Ill Prepared - Because many avoid the topic of death, they fail to plan and are robbed of the chance to ensure their business affairs are properly in place.
- Next of Kin - If left to handle business, they are robbed of their time to grieve (making calls; estate desires; memorial planning, etc.).

Problem

We all want to honor and celebrate the lives of those we cross paths with, when they die, but we are not always afforded the opportunity. Next of kin may be unaware of our mutually invested emotional equity and bond. And let's face it, communication while mourning has difficulties of its own. Many end up left in the dark and deprived of the opportunity of paying tribute, when it's time.



How We Help

Knowtify was created to ensure that all the important people in our lives get notified when we die. We also ease the burdens of those managing our after-life affairs.

- The unique app ensures that important people are securely and immediately informed of your death. It is your list your way.
- Features and benefits package includes tools that allow you control over the "what's," "who's," "where's," and "how's" of your estate and affairs.
- This gives your next of kin the gifts of time, peace, and closure, because you have already taken care of business.
- The platform manages emotionally invested connections can celebrate ***your*** life, ***their*** way.

How We Accomplish This



- Upon user's death:
    - 1 of 3 pre-chosen "Knowtifyers" activates the "Knowtify" button.
    - Secure email/text messages go out to everyone on the user's "Connections" list, informing them of death.
    - Remaining user-predetermined actions simultaneously go out to relevant recipients.

Opportunity

According to Statista.com, in 2022 over 63% of the global population had access to the Internet. This means that Knowtify's customer base consists of nearly 4.6 billion people, since users need only a Wi-Fi enabled iOS or Android device and an internet connection.

63% population



4.6 billion people

SWOT Analysis

S

Strengths

- Unique mobile app
- Dedicated team w/buy-in
- Low-cost subscription

W

Weaknesses

- Human fear of death
- The new idea will result in higher marketing and advertising cost

O

Opportunities

- Future collaboration possibilities with social media outlets
- Potential related industry partnerships
- Wide market potential
- Large demographic

T

Threats

- Existing estate planning apps
- Lack of funding for marketing
- Looming economic recession

Business Model

BUSINESS TO CUSTOMER(B2C)

Freemium | **free users** get limited number of features

Premium users enjoy all features and are billed **($4.99/mo/ $49.99/Yr)**

Lifetime subscription (**$250 one-time payment)**

Family subscription (**$14.99/month** w/up to 4 other full-access users).

Pricing

Free Subscription Designated Knowtifyer Perk	Premium Subscription $4.99/mo (Billed Monthly) $49.99/yr (Billed Yearly)	Lifetime Subscription $250.00 (One-Time Payment)	Family Subscription $14.99/mo (Billed Monthly) (4 Free Additional Members)
Up to 7 Connections	Unlimited Connections List	Unlimited Connections List	Unlimited Connections List
Connection Invites	Connection Invites	Connection Invites	Connection Invites
Knowtifyer Designation Invites	Knowtifyer Designation Invites	Knowtifyer Designation Invites	Knowtifyer Designation Invites
Designate Knowtifyers	Designate Knowtifyers	Designate Knowtifyers	Designate Knowtifyers
View Message Updates	View Message Updates	View Message Updates	View Message Updates
View Subscriber Bio	View Subscriber Bio	View Subscriber Bio	View Subscriber Bio
	Create Bio	Create Bio	Create Bio
	Create Media Memoriam	Create Media Memoriam	Create Media Memoriam
Download Media Memoriam	Download Media Memoriam	Download Media Memoriam	Download Media Memoriam
	Utilize Estate Planning Tools	Utilize Estate Planning Tools	Utilize Estate Planning Tools
	Create Vault	Create Vault	Create Vault
Question of the Week	Question of the Week	Question of the Week	Question of the Week
	Time Capsule	Time Capsule	Time Capsule
	Authorized Editor	Authorized Editor	Authorized Editor
	All Future Updates	All Future Updates	All Future Updates

Features

- Aims to ensure that all your important affairs are easily tended to.
- Feature is your personal guide map to everything important.

- The information contained in the vault is only released to your designated agent or agents upon activation of the "Knowtify" button

Vault

- This is where you create a list of locations for your important documents, contact information for important points of contact, or even location of safe and combination.

- With the "Vault" feature, you never have to worry about whether your secret treasure will ever be found.

Features | Media Memoriam

Create a special message to be released for download (available for 30 days after "Knowtify" activation) to any paid subscriber on your "Connections" list. This feature allows you to give a gift that your "Connections" can replay, when remembering you.

Features | Biography



Reintroduce yourself to those who thought they knew you best. At Knowtify, we believe in



celebrating life. The “Biography” section is a way of sparking conversation and renewing relationships.

Features | Estate Planning

Aims to ensure your assets go exactly where you want them to go. We have partnered with legal experts who help us put the power of estate planning in the palm of your hands. With the Estate Planning feature, you help ease the burden of those left to tend to your business.



Features | Time Capsule

Create special keepsakes for your loved ones that will be sent to them upon ”Knowtify” activation. Capsule can include personalized journals and photo memories of special moments or events. Leave more than a memory behind.



Where We're Headed

- Global Access
- Check-In Feature
- Memorial and Estate Planning Resources
- More Features & Benefits
- Knowtify Suite (includes 2 more app iterations)



Marketing Strategy

How we intend to market Knowtify

- Social media campaign
- Influencer marketing
- Affiliate programs
- Downloads through "Connections" requests

Why invest in Knowtify?

01. The People Want It

A Pollfish survey conducted reveals that 80% of participants, when asked app related questions, desire, and are willing to pay for, this type of mobile app.

02. Sustainability

Knowtify was created to keep people connected and motivated to celebrate life, while we have it. We have envisioned an app suite that fulfills and adds to that vision.

03. **Huge Market**

Large potential when it comes to market.

04. **No Competition**

Wide market and unique mobile app. When Knowtify hits the market, it will shake up the market.


KNOWTIFY
REACHING THOSE WHO MATTER
Financials
REACHING THOSE WHO MATTER
Pitch Deck

THE ASK


$50K
60%
10%
5%
7.5%
5%
6.5%
6%
Payroll
Office Equipment
Insurance
Wefunder Fee
Professional Services
Recurring Monthly Expenses
Company Reserves

Team



CALIFORNIA
KNOWTIFY

Knowtify, Inc. CEO & Founder, **André McDow**, always ran from the moniker of entrepreneur. Eventually, late nights and early days, of appeasing intrusive ideas and problems needing to be solved, along with various definitions, from entrepreneurs and business types, who he greatly respects and admires, convinced him otherwise. Early on, his biggest dreams were to convert his MFA in Creative Writing into a successful career filled with various screen and stage plays. Those dreams remain, but knowing that these other ideas are gifts, specifically bestowed upon him, keeps him steadily trudging forward. He must see them fulfilled.

The Knowtify app is just the first of many ideas, born to him. He's often asked why he's so adamant about seeing all of this to its conclusion. His answers are, "Because they were given to me, so they must be for me to fulfill" and "Because no one else has." Motivational speaker Les Brown speaks about your unfulfilled dreams surrounding your death bed. For André, the fear of never trying is greater than the fear of trying and failing. So onward he moves.

Thank You

andre@theknowtifyapp.com
www.theknowtifyapp.com